[Chapman and Cutler LLP Letterhead]

July 28, 2025

VIA EDGAR CORRESPONDENCE

Christina DiAngelo Fettig
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SOX Review of Exchange Listed Funds Trust (File No. 811-22700)

Dear Ms. DiAngelo Fettig:

This letter responds to the follow-up comments provided by the staff of the Securities and Exchange Commission (the “Staff”) on July 16, 2025 via telephone, pursuant to Section 408 of the Sarbanes-Oxley Act of 2002, regarding Saba Closed-End Funds ETF (the “Fund”), a series of Exchange Listed Funds Trust (the “Trust”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Fund’s Annual Report for the fiscal year ended November 30, 2024 (the “Annual Report”) as filed on Form N-CSR and Form N-CSR/A with the Staff on February 4, 2025 and April 1, 2025.

Comment 1 – Annual Shareholder Report

Item 27A(d)(3) of Form N-1A states:

If the Fund has a policy or practice of maintaining a specified level of distributions to shareholders, disclose if the Fund was unable to meet the specified level of distributions during the reporting period. Also discuss the extent to which the Fund’s distribution policy resulted in distributions of capital.

Please supplement your previous response to address the latter part of the disclosure and ensure appropriate disclosures are included in the Fund’s annual shareholder report to also discuss the extent to which the Fund’s distribution policy resulted in distributions of capital.

Response to Comment 1

The Trust confirms that it will add the requested disclosure in future annual shareholder reports to the extent the Fund’s distribution policy resulted in distributions of capital.

Comment 2 – Form N-CSR

The Staff notes the Fund is required to post Items 7-11 of Form N-CSR to the Fund’s website. See 17 CFR §270.30e-1. The Staff further notes that items 8-10 do not appear to be included in the materials posted on the Fund’s website.

Response to Comment 2

The Trust confirms that Items 8-10 will be separately included under Financials and Other Information on the Fund’s website.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren